GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP

711 THIRD AVENUE – 17TH FLOOR

NEW YORK, NEW YORK 10017

Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHudders@golenbock.com

December 28, 2022

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Finance

Washington, DC 20549

Attention:	Tonya Aldave
Susan Block
William Schroeder
Amit Pande

Re:	MDB Capital Holdings, LLC Registration statement on form S-1 Filed on November 10, 2022 File No. 333-268318

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 7, 2022. This letter sets forth below the comments of that letter to the original filing of the registration statement on Form S-1 (“Form S-1”), of MDB Capital Holdings, LLC (the “Company”), filed on November 10, 2022, followed by the responses of the Company.

I am responding on behalf of the Company as its counsel.

Securities and Exchange Commission

December 28, 2022

Registration Statement on Form S-1

Cover page

1.	We note your disclosure that the “initial public offering price of [your] class A common shares is expected to be $12.00.” Please revise to clarify if the offering is at a fixed price, as opposed to referring to the offering price as “expected.” Or if $12.00 is intended to be the price range, please confirm you will comply with Rule 430A under the Securities Act. Please also clarify on the cover page if there is a minimum offering requirement and if there is an arrangement for funds to be received in escrow, trust or similar arrangement. Refer to Item 501(b)(8) of Regulation S-K.

Response:

The Company has revised the cover page of the prospectus to indicate that the offering price of $12.00 is fixed, and the securities are being offered on a no minimum / 833,333 share maximum basis. The term “expected” in reference to the offering price has been removed. The Company has also indicated that the purchase price of any subscribers will be put in an escrow account, and held there until closing or returned to subscribers if the offering is terminated.

The Company confirms that it will comply with Rule 430A under the Securities Act.

Prospectus Summary, page 1

2.	Please include your revenue and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company and to balance the disclosure in this section.

Response:

The Company has updated the Summary Consolidated Financial and Other Data section of the Prospectus Summary, which will reflect the following: (i) for the nine months ended September 30, 2022 the Company had operating income of $103,513 and a net loss of $5,202,581, and (ii) for the year ended December 31, 2021 the Company had an operating loss of $9,833,998 and a net loss of $15,672,970. The prospectus has been updated with the most recent audit period.

Securities and Exchange Commission

December 28, 2022

3.	Please explain in the summary, as you have in the risk factor at page 15, that your business model does not rely upon the receipt of operating cash flows from partner companies. Please also explain how you generate revenues, or advise.

Response:

The Company has added to the summary, in the sub-section “Overview” a paragraph that reflects the fact the business model is not relying on receipt of operating cash flows from the partner companies. We have also disclosed in the prospectus that we anticipate earning revenues from Public Ventures, LLC, an active broker dealer, and from PatentVest, Inc., an intellectual property analytics company with the objective of helping companies define, capitalize and protect their intellectual property.

Risk Factors

The market, including clients and potential investors, may be skeptical of the viability, page 25

4.	Please briefly clarify here and in the business section what pipeline products you are referring to, what stage of development they are in, and what steps are further needed, if applicable, to make the pipeline products viable.

Response:

Both the risk factors and business sections about Invizyne has been edited to clarify what the pipeline products are and give some indication of the next steps. The Company wishes to point out to the Staff that the Invizyne products are still early stage and elements of viability are still being assessed, such as scaling up the manufacturing. Thus, a full layout of the steps to commercialization are not yet known, and it would be premature to publicly disclose such steps. This has been indicated in the disclosure about the pipeline products in both the risk factor and business sections.

Use of Proceeds, page 35

5.	Please describe more specifically the intended uses of the net proceeds and the amount intended for each use or tell us why you are unable to do so. We also note your disclosure on page 57 that you “intend to use a portion of the capital raised in this offering to invest directly in the partner companies [you] co-found.” Refer to Item 504 of Regulation S-K.

Response:

The Company has edited the section, “Use of Proceeds,” to reflect its current intended uses of the proceeds from the offering. Also, the Company has indicated a prioritization of the uses of the funds raised in the offering due to the fact that this is a no minimum, maximum offering as stipulated in Item 504 of Regulation S-K.

Securities and Exchange Commission

December 28, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

6.	Please revise your Management’s Discussion and Analysis (MD&A) to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303(a) of Regulation S-K.

Response:

Throughout the prospectus, the Company has updated the financial information to include the quarter ended September 30, 2022, and also updated the MD&A section accordingly.

Business, page 55

7.	We note your references in several sections of the prospectus to your operations and employees in Nicaragua. Please revise the business section to explain briefly how many of your 30 full-time employees are in Nicaragua, what functions they perform, and how they fit into your overall business operations. Please also clarify and discuss what aspects of your business operations you plan to be in Nicaragua in the risk factor at page 17, “We plan on sourcing aspects of our business operations in Nicaragua.”

Response:

The Company has corrected the disclosure about having personnel in Nicaragua. The Company has no employees located in Nicaragua. The Company employs a company located in Nicaragua, MDB Capital, S.A., to provide services on an out-source, as requested basis. Two of the officers and the holders of the Class B Common Shares of the registrant, Messrs. Marlett and DiGiandomenico, own that company, and activities with that company are subject to conflict reviews of the audit committee of the registrant and disclosure in related party sections. A copy of the out-source agreement is filed as an exhibit to the registration statement. The Company has indicated that the services provided by MDB Capital , S.A. will be administrative, research and analytical in nature, but subject to the regulatory requirements applicable to the company requesting the services. It is anticipated that the services will be requested by Public Ventures, PatentVest and partner companies.

The Company has also clarified in the “Human Capital” sub-section of the section “Business” that it has an out-source service contract.

A copy of the service agreement has been filed with the registration statement.

Securities and Exchange Commission

December 28, 2022

8.	Please revise this section to provide additional details on how you invest in various companies, such as through holding their securities or otherwise, including your current investments into Public Ventures, PatentVest, and Invizyne. Please also clarify what you mean that you have helped them launch successful IPOs. In addition, disclose if you have any other business activities in addition to investment in such companies and, if so, describe such business activities in more detail. Please explain further what you mean by you generally remain involved with the companies for several years thereafter. Please explain the statement on page 58 that your public venture model is different than the typical venture capital fund model, by explaining why you think your model is different.

Response:

The Company wishes to clarify that it has not helped any of Public Ventures, PatentVest or Invizyne in an IPO, to date. These are wholly owned or majority owned companies.

The Company intends to hold its 100% interest in Public Ventures and PatentVest for the long term. The business of Public Ventures is that of a broker-dealer. It is expanding Public Ventures to also become a securities clearing corporation. PatentVest is a business that helps companies define, capitalize and protect their intellectual property. PatentVest is being expanded to add the services of a law firm, licensed in Arizona, and to increase its marketing so as to expand its client base. The Company has expanded the discussion of these companies in the prospectus to indicate the nature of the business activities.

Invizyne, is a 60% held subsidiary. The Company cannot say at this time if and when it will raise more financing from sources that might dilute its ownership. It is probable that more funding will be needed for its business plan. Funding may be from the holding company or from external sources, such as one or more private or public rounds of equity. Other value realization methods will also be considered, such as licensing, joint ventures, asset sales and mergers. It is currently anticipated that the means by which Invizyne will raise the next substantial capital increase will be by means of an initial public offering, however the timing is not yet known.

Currently the Company does not have any other business activities than those of Public Ventures, PatentVest and Invizyne. The Company also has a management company through which it hires certain individuals and through which it has the out-source service support agreement with the Nicaraguan company, MDB Capital, S.A., to provide certain services as stated therein.

Securities and Exchange Commission

December 28, 2022

As explained in the prospectus, where this discussion has been expanded, and here in this letter in connection with Item 25, the holding company takes an ownership position and an active role in its companies that form its subsidiaries. The holding company and its personnel are founders, equity owners, actively establish the business plan, help execute the business plan, serve as directors and officer, oversee management hires and roles, and help with financing the enterprise of each of the subsidiaries.

Track Record, page 55

9.	We note your disclosure that you “successfully have used the public market to finance 16 companies,” and that all of their stocks traded at premiums to the IPO offering price post-IPO. We also note that you listed only three of these companies. Please tell us all 16 companies or remove references to a successful track record for a larger number of companies that are not listed in this section.

Response:

The Company has eliminated references to its track record throughout the prospectus, except for its discussion of the three investments and underwriting/selling agent activities it performed for Provention Bio, Inc., Cue BioPharma, Inc. and Pulse Biosciences, Inc., in the subsection “Past Examples” (renamed) in “Business.

Distribution of Rights to our Shareholders, page 58

10.	We note your disclosure that you intend to partially raise capital for your partner companies through rights offerings, including offering rights in the partner shares to your shareholders. Please explain to us how you anticipate you will complete these anticipated offerings, such as if it will a registered offering. Discuss any risks with your anticipated plans, as applicable, or advise.

Response:

The Company has clarified that value creation and value realization could take different forms. These forms include internal holding company capital contribution, internal holding company lending, selling new equity of a subsidiary to external parties either by means of a rights offering, traditional private placement or public sale of securities as in the manner of an IPO for the subsidiary, licensing, joint venture, and/or asset sale or merger. Each method of value creation and value realization will have its own requirements, and determined by the particular set of circumstances and facts. Where a registration with the SEC will be required, the Company would follow those requirements. Certainly, if there is a rights offering by means of distribution at the holding company level, if that is the process, it would be a registered transaction given the anticipated number of public shareholders of the holding company.

Securities and Exchange Commission

December 28, 2022

We have a number of risk factors about the operations and financing of our partner companies in the sub-section of the Risk Factor section, “Risks Relating To our General Business Operations.”

Our Corporate structure, page 59

11.	Please tell us why Public Ventures and PatentVest do not appear on your corporate structure. In addition, identify “New Co #2” and “New Co #3” on the organizational chart. Similarly revise the corporate structure chart at page 3, as applicable.

Response:

The organizational company chart, which is now just in the business section in the prospectus, has been edited to indicate only the current companies within the holding company structure. References to “New Co #2” and “New Co #3” have been removed. These were “placeholders” to indicate where any new partner owned companies would be located in the organizational chart. As there are no such companies at this time, these references are not currently relevant. The three subsidiaries, Public Ventures, Inc. and PatentVest, Inc., and MDB CG Management Inc., are located on the right side of the chart, where are located the 100% owned subsidiaries.

Invizyne, page 67

12.	We note your reference in the third paragraph of this section to several biology companies that “have recently gone public and had valuations at certain points of up to multiple billions.” Please either remove this statement or provide balancing disclosure that Invizyne may not be able to achieve similar results. In addition, provide support for your disclosure in the first paragraph on page 68 that Invizyne’s IP portfolio “provides it with a strong position to dominate the field of cell-free enzymatic bioconversions as well as to foster additional innovation and know-how that will permit Invizyne to remain the leader in cell-free biosynthesis.” Please briefly clarify how Invizyne’s technology and synthetic biology is currently being utilized commercially, if applicable, or discuss the anticipated steps and timelines for reaching the commercial engagements you say the Invizyne is exploring.

Response:

The Company has edited the disclosure about Invizyne to remove the sentence about other company valuations and generally to explain Invizyne and its development process.

Securities and Exchange Commission

December 28, 2022

The Company has modified the reference to its belief that the IP portfolio will help the company dominate the field of cell-free enzymatic bioconversions, to only indicate that the IP portfolio will be significant in defining its position within that industry space.

The Company believes the disclosure about Invizyne does not indicate that its IP is being currently used commercially. The Company cannot predict at this time the time frame in which it will be able to commercialize any product. The Company has added further language to indicate that the time frame to commercialization will take a substantial period of time.

Executive Compensation, page 79

13.	Please revise the summary compensation table to follow the format specified in Item 402(n) of Regulation S-K. In addition, include compensation for two most highly compensated executive officers other than the principle executive officer, who were serving as executive officers at the end of the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Response:

The Company has revised the summary compensation table, following the format set forth in Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 81

14.	Please describe your policies and procedures for the review, approval and ratification of related party transactions. Refer to Item 404(b) of Regulation S-K.

Response:

The Company has added a subsection entitled “General Policy for Evaluating Related Party Transaction” to the section “Certain Relationships and Related Transactions.” The policy is part of the responsibilities of the audit committee, and is reflected in the Code of Business Conduct and Ethics, a copy of which is filed as an exhibit to the registration statement.

Securities and Exchange Commission

December 28, 2022

Description of Capital, page 84

15.	We note on the cover page that you describe your two classes of securities as “common equivalent equity representing your limited liability interests.” Please revise to explain this under Description of Capital, including a discussion of each class of your outstanding securities.

Response:

The section “Description of Capital” has been edited to clarify the authorized securities and the description of the classes of shares. The Company has also clarified that the denomination of class A common shares and class B common shares represent the equity interests of the limited liability company.

It should be noted that the class A common shares and the class B common shares are the same except for the voting rights of each class and the conversion right of the class B common shares into class A common shares. This has been highlighted in the section with a separate sub-section.

Consolidated Statements of Operations, page F-24

16.	We noted the line item “Realized gain on investment securities” with a disclosed amount of $11,675,455 for the year ended December 31, 2020, is titled differently in the statement of operations by segment on page F-37 as “Realized gain on equity securities to members”. Please tell us and revise to clarify if the realized gain is derived from the sale of investment securities or their distribution to members and revise to correct the inconsistency as necessary. Please also revise your Operating Income (Loss) section on pages 45 and 47 in the MD&A to expand your disclosure regarding this gain to include relevant details about i) the nature of these investments, ii) how the investments were initially acquired, iii) how you determined the gain, and iv) under what circumstances the investments were distributed to members or sold. In addition please tell us the accounting guidance you considered in determining the gain recognized.

Response:

The Company has updated the segment footnote with the proper title of realized gain on investment securities. The investments were from either open market purchases, founders shares, or warrants from investment banking deals. None of the realized gain of $11,675,455 were due from a distribution to members for the year ended December 31, 2020. The gain was determined by the difference of the acquisition price and the sales price. The entirety of the realized gain was as a result of sales. The Accounting guidance used to determine the realized gain was ASC 320-10.

Securities and Exchange Commission

December 28, 2022

The Company revised the MD&A to more clearly describe the transactions for the reader.

Note 2. Summary of Significant Accounting Policies, page F-28

17.	Based on your disclosures on page 17 and other parts of the filing it does not appear that you consider yourself an investment company. Given that substantially all of your operating gains and losses appear to be attributable to investment securities, please tell us how you determined that you were not an investment company in the scope of ASC 946 during the periods presented, considering the guidance in paragraphs 946-10-15-4 through 15-9.

Response:

The Company takes the position that it is not an investment company as regulated by the Investment Company Act of 1940 (“Investment Company Act”). The Company predecessor, Public Ventures LLC (formerly named MDB Capital Group, LLC) in fiscal year 2021 and earlier for about 25 years, was a registered broker dealer. Because the predecessor financial statements under the applicable accounting rules had to record investment gains and losses as such, these are consequently reflected on the holding company consolidated statement of operations for the prior two fiscal years; but these 2021 statement inclusions should not be taken as an indication that the Company is now, after its reorganization at the beginning of 2022, an investment company.

Public Ventures operates as a broker dealer which is entitled to the exemption of the Investment Company Act for these types of operating companies. As part of the broker dealer business, it held and will hold securities and traded and will trade in securities. But the broker dealer, as part of the holding company does not make the Company an investment company under the Investment Company Act. It is the Company’s position that, as a holding company, it is not in the business of investing, reinvesting or trading in securities, and it does not hold itself out to the public as being engaged in those activities. Rather, the Company owns several operating companies. The Company controls these through a majority ownership position, by being actively engaged on the board of directors and by being involved in the management decision processes. The Company is actively engaged in the identification and development of the technology and business strategy of a partner company and fostering a path to value creation and value realization.

With regards to the definition of ASC 946, it is the position of the Company that it and its subsidiaries, taken as a whole, do not have all the fundamental characteristics of an investment company. ASC 946 requires that all three of the following criteria must be met to be categorized as an investment company for accounting purposes:

(1) The Company and its subsidiaries, taken as a whole, are in the business of obtaining funds from investors and providing investors with investment management services. — The Company taken as a whole does not provide asset allocation, financial statement analysis, stock/securities selection, monitoring of existing investments or portfolio strategy and implementation for others.

(2) The Company and its subsidiaries, taken as a whole, does not commit to investors that the Company’s business purpose and the only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both. — The Company taken as a whole commits to its shareholders that it will operate a company that is not solely that of investing for capital appreciation or investment income; rather it will have the objective of current operating income from a couple of its active businesses, and it will be a founder, owner and operator of other technology development businesses. Along with the businesses of Public Ventures and PatentVest, the Company purpose is to find and grow potentially transformative technologies.

Securities and Exchange Commission

December 28, 2022

(3) The Company, taken as a whole, has not obtained or has no objective of obtaining operating or strategic benefits. — Although within the holding company structure the Company does own 100 percent of a broker dealer that engages in securities transactions and conducts investment banking business activities, the Company, as a holding company, with several different businesses, does not define itself as such. Its business of being a securities clearing operations, its business as a patent and intellectual property consultant, its business as a law firm and its business as an owner and operator of technology development entities, all indicate that it has the objective of obtaining operating and strategic benefits.

Additionally, the Company will not be managing its operations or accounting for its operations on a fair value basis, but on an consolidation basis. The holding company accounting will use the historical cost, with only the inclusion of fair value accounting for a limited number of its assets that the Company does not have control over and owns less than 20%. The overall understanding of the Company and its financial position will be presented and will need to be understood and evaluated by investors in the holding company on the basis of the consolidation method of accounting.

Fair Value of Financial Instruments, page F-30

18.	We note your disclosure on page F-31 that securities sold and not yet purchased are recorded at fair value with the change in fair value during the period being recorded as an unrealized gain or loss. However it does not appear you include the required disclosures for securities sold and not yet purchased in your description of valuation techniques or the fair value hierarchy tables. Please revise to include this disclosure or tell us why you believe it is not required and what authoritative guidance you relied on in making that determination. Refer to ASC 820-10-50.

Response:

The Company has updated the table of financial assets and liabilities measured at fair value on a recurring bases as of December 31, 2020, to include securities sold not yet purchased. Additionally, the Company has revised the disclosure of the methods of determining fair value and the fair value hierarchy to include securities sold not yet purchased.

Securities and Exchange Commission

December 28, 2022

19.	We note in the “Reconciliation of fair value measurements categorized within Level 3 of the fair value hierarchy” table on page F-32 that you recognized Unrealized losses of $10,436,678 during 2021 which is the same amount as the entire fair value of Level 3 warrants as of December 31, 2020 as disclosed in the preceding table. We further note that you also present in the same reconciliation table realized gains of $2,178,337 with a corresponding amount attributed to Sales or distribution during 2021. Please tell us in detail and revise to discuss i) whether these disclosed amounts relate to the same warrants, ii) how the amounts disclosed as Unrealized losses and Realized gains were determined and if they relate to the same warrants why they are presented as separate line items in 2021, and iii) the specific line items within which they are presented in your consolidated statement of operations for the year ended December 31, 2021 on page F-24 and the six months ended June 30, 2021 on page F-3. Please also expand your discussion in your MD&A as applicable to explain the impact of these fair value changes on your operating results for each of the periods presented.

Response:

The unrealized losses of $10,436,678 and the realized gains of $2,178,337 during 2021 both relate to two non-trading warrants for publicly traded stock held until their distribution to members in Q4 2021. The $10,436,678 unrealized loss was the reversal of unrealized gains at December 31, 2020, while the realized gain was the actual gain from inception to the Q4 2021 distribution.

As stated above, the disclosed amounts relate to the same warrants. The basis of the warrants were nominal, the realized losses and gains were based on fair value. The unrealized losses recorded at the time of distribution offset unrealized gains through the year ended December 31, 2020. The realized gain on the distributed warrants is fair value at the time of distribution less the nominal cost basis. The Company has expanded discussion in the MD&A as applicable to explain the impact of these fair value changes on the operating results for each of the periods presented.

ITEM 15. Recent Sales of Unregistered Securities, page 11-2

20.	For the first two issuances of shares listed in this section, please state the nature and aggregate amount of considerations you received. Refer to Item 701(c) of Regulation S-K.

Response:

The Company has added a description of the nature and aggregate amount of the consideration for the first two issuances discussed in Recent Sales of Unregistered Securities in Part II of the registration statement.

Securities and Exchange Commission

December 28, 2022

Selling Security Holders, page 5

21.	In your next amendment please include the selling security holders table. Refer to Item 507 of Regulation S-K.

Response:

The selling shareholder table has been filled in.

ITEM 17. Undertaking, page 11-3

22.	Please revise sub-section (a)(1)(ii) of your undertakings section to follow the language in Item 512(a)(1)(ii) of Regulation S-K.

Response:

The undertaking in sub-section (a)(1)(ii) of the undertakings section in Part II of the registration statement has been revised to reflect the requirement of Regulation S-K.

General

23.	We note disclosure that you intend to opt out of the extended transition period for applying new or revised accounting standards. Please revise the facing page of your filing to check the box indicating your election to not use the extended transition period for complying with new or revised financial accounting standards.

Response:

The facing page of the registration statement filing has been adjusted to check the box indicating the Company election to not use the extended transition period for complying with new or revised financial accounting standards.

24.	Please remove references to your “profitability” on pages 18, 29 and 68 because you have not yet achieved profitability.

Response:

Throughout the prospectus, the Company has revised the statements indicating “profitability” to reflect that to date is has not had a profitability as reflected on its financial statements.

Securities and Exchange Commission

December 28, 2022

25.	Please identify and explain what assets held by you are “investment securities” for purposes of Section 3 of the Investment Company Act. Additionally, identify the percentage of the value of the company’s total assets that are “investment securities.” As part of your response, please also include an analysis of any exemptions you rely upon, if applicable, or advise. We may refer your response and filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940.

Response:

The term investment company is defined in Section 3 of the Investment Company Act as any issuer “…which — (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

The term “investment securities” is defined in Section 3 of the Investment Company Act to exclude the following “… (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

Each of the four companies that the MDB Capital Holdings, LLC (either the “Company” or “MDB Holdings”) currently owns are at least majority-owned: (i) Public Ventures, LLC (“Public Ventures”) – 100% owned, (ii) PatentVest, Inc. – 100% owned (“PatentVest”), (iii) MDB CG Management Company – 100% owned (“MDB Management”), and (iv) Invizyne Technologies, Inc. – 60% owned (“Invizyne”). These subsidiaries were each founded by MDB Holdings and/or affiliates. The Company is actively involved in the management of all of these subsidiaries, through it having majority ownership, having a controlling interest in the board of directors, be involved in the selection of the management persons, and oversight of the business and business plan. Each of the subsidiaries is an active business.

Securities and Exchange Commission

December 28, 2022

The business of Public Ventures is that of a broker-dealer. Its business is being expanded to include a securities clearing services. Public Ventures has been in business for over twenty-five (25) years. It is the predecessor business of MDB Holdings. This business is 100% owned by the holding company.

PatentVest provides consultative services for its clients to maximize their intellectual property opportunities and value. The business objective is to enable universities, early stage companies, developed companies and others, anyone with intellectual property, to develop and protect their intellectual property. PatentVest conducts a technology assessment, prepares a suite of reports as the client requests, aids clients in defining a strategy development process, aids clients in the implementation process of intellectual property development, monitoring and protection, and support clients in value realization, through licensing, capital formation, partnering, and M&A options. The business of PatentVest recently was expanded to include a law firm license from the State of Arizona the activities of which will focus on patent and other intellectual property protection activities, such as patent prosecution, licensing, and general legal advice to clients. PatentVest has been in business for approximately eighteen (18) years. This business is 100% owned by the holding company.

MDB CG Management Company is a company through which Public Ventures, PatentVest and MDB Capital Holdings engages certain of its employees and through which it contracts for services on an out source, as requested basis. This business was formed as part of the corporate reorganization on the advice of the accountants. It is 100% owned by the holding company.

Because of the long history of over 25 years of the principals of MDB Holdings and its predecessor Public Ventures (formerly named MDB Capital Group, LLC), Messrs. Marlett and DiGiandomenico, having been strategic founders and owners in development stage companies, it is their business plan to continue that activity through the holding company, MDB Holdings. Their past, early stage, strategic founding, ownership and nurturing always has been long term. The continuing plan of MDB Holdings will encompass finding interesting, transformative technologies, which will be patentable or will be otherwise protectable intellectual property and forming a company as founders to develop those technologies to a pre-commercialization or a commercializable level. In the process of forming the vehicle company and nurturing it, the holding company plans, at the least (i) to be the sole or majority owner of the company, (ii) to hold the majority of the board, and (iii) to be either part of the management or control the management of the subsidiary company. The holding company will define the business plan of the subsidiary company and control its implementation. The holding company will finance its subsidiaries in the early periods, including the seed capital and the first rounds of development capital.

Securities and Exchange Commission

December 28, 2022

Examples of the long term nature of the strategic nurturing cycle that is how the strategic, owned subsidiaries have been and will be operated are as follows:

(i) Cue BioPharma, Inc. (“Cue”). Cue was established in 2014. MDB Capital Group, LLC, the broker-dealer, now named Public Ventures, LLC, created Cue to license a platform technology from Einstein University, engaged the members of the board of directors, recruited C- level executives and formed the corporate strategy and oversaw its implementation in the early stages. Messrs. Marlett and DiGiandomenico were among the initial directors of Cue and an employee of Public Ventures was the initial chief financial officer of Cue. Later two employees of Public Ventures, Mr. Cameron Gray and Amy Wang were added to the board. These persons and Public Ventures as the founders and received founder shares. Ms. Wang resigned in 2018, Messrs. Marlett and DiGiandomenico resigned in 2019. Public Ventures provided the seed capital and did a first raise financing on a private placement basis in June 2015 and a subsequent capital raise on a private placement basis in December 2015. Cue did its initial public offering December 2017, in which Public Ventures was the selling agent. Public Ventures recently completed in November 2022 an private placement offering for Cue.

(ii) Provention Bio, Inc. (“Provention”). Provention was established in 2016. MDB Capital Group, LLC, the broker-dealer, now named Public Ventures, LLC, created Provention to license molecules from several larger pharmaceutical companies, provided seed capital, engaged board of directors’ members, and recruited C-level executives. Messrs. DiGiandomenico and another employee of Public Ventures, Mr. Cameron Gray, were among the initial directors of Provention. These persons and Public Ventures received founder shares. Public Ventures provided seed capital and conducted a first raise financing on a private placement basis in April 2017. Provention did its initial public offering July 2018, in which Public Ventures was the underwriter. Messrs. DiGiandomenico and Gray continued as directors after the IPO, with Mr. Gray continuing until May 2019 and Mr. DiGiandomenico continuing until May 2020.

(iii) Pulse Biosciences, Inc. (“Pulse”). Pulse was established in 2014, in a corporate reorganization lead by Messrs. Marlett and DiGiandomenico, and two employees of Public Ventures, Ms. Amy Wang and Mr. Robert Levande. Mr. Marlett and Ms. Wang located the technology and did a roll up of patents from two universities and a private company to form Pulse. Mr. Marlett, Mr. Levande and Ms. Amy Wang, another employee of Public Ventures, were the initial directors. These persons and Public Ventures received founder shares. Public Ventures did a first raise financing on a private placement basis, in November 2014. Pulse did its initial public offering in May 2013. Mr. Levande continued as a board member until November 2017.

Securities and Exchange Commission

December 28, 2022

The current strategic ownership of MDB Holdings is Invizyne. This company was founded in 2019 by Messrs. Marlett, DiGiandomenico, Hayat and several of the scientists familiar with the UCLA technology. The first step in this founding was securing a license to specified intellectual property from UCLA, which was achieved in the first half of the 2019 followed by the employment arrangements of the scientists. Invizyne was incorporated in April 2019. The initial directors were Messrs. Hayat (now an employee of both Invizyne and MDB Holdings), DiGiandomenico and Marlett. Mr. Hayat was appointed the chairman of the board, chief executive officer and president and Mr. Gary Schuman, an employee of Public Ventures, was appointed the treasurer and acted as the initial chief financial officer. These persons, among others, and Public Ventures received founder shares. The initial funding of operating capital was made by Public Ventures, as a result of which including the founding capitalization, resulted in it holding 60% of Invizyne. Public Ventures has a series of contractual rights to obtain (i) financial reports, (ii) milestone achievement reports, and (iii) budget formulations. Other oversight rights held by Public Ventures include, (i) approval of capital raises, (ii) approval of incurring and guaranteeing debt in excess of $250,000, (iii) approval of capital expenses in excess of $250,000, (iv) consultation and approval of changes in the business plan, (v) review of employment arrangements with key employees, (vi) direct participation in the selection of directors and director nominees, (vii) approval of the sale of the company or assets, and (vii) liquidation authorization. Public Ventures has (i) a right of first refusal on future financings and (ii) approval right on the issuance of securities for compensation purposes and stock option plan sizing. Invizyne (and its other shareholders) and MDB Holdings have agreements among themselves for the voting of their securities so as to maintain the control by MDB Holdings, a drag-along sale and co-sale agreement, right of first refusal agreement, and investor rights agreement.

To the extent that MDB Holdings locates new technologies and founds a new subsidiary, all the controls and restrictive agreements that it has with Invizyne will be replicated for such companies.

The point that MDB Holdings would like to make with each of the above examples is that it finds technology that is potentially disruptive or certainly industry segment business changing. Sometimes this technology is within a university, or is being developed by its inventors, or is part of a larger company that is not pursuing it. The plan of MDB Holdings is to develop it within a company that it founds and owns and controls. The control is important so that it can bring its expertise, its connections, and its funding ability to the company to foster its development to a later stage that often with private equity is not the case, and making sure there is a solid footing to the company for future funding and development. The operating developmental company will obtain the technology, possibly through licensing or outright ownership. Over time the founders hope that the developmental company will develop a commercial product or bring the technology to the next level towards commercialization. How long that will take is uncertain, but at least it will be several to many years. When the technology is suitably developed, what the future will be is varied; the company may be held and operated, the technology licensed for further development or commercialization, contributed to a joint venture for further development, the assets sold or part of a merger or other acquisition transaction. Alternatively, it might be financed for its further development by additional private placements or an initial public offering.

Securities and Exchange Commission

December 28, 2022

It is the position of MDB Holdings, the registrant, that it does not hold any “investment securities,” as defined in the Investment Company Act, thus, there is no calculation to be made for the percentage of the value of the Company’s total assets that are “investment securities” for purposes of the Investment Company Act as requested by the Staff. The fact that MDB Holdings has 100% owned operating companies, with a defined and active set of operations eliminates these securities holdings from being “investment securities.” Although Invizyne is 60% owned, there are in place a variety of control agreements (investor rights agreements, co-sale and drag along rights agreements, voting agreements, for example), and structures of control that are in place for the benefit of MDB Holdings. The fact, too, that Invizyne is actively engaged in the business of researching synthetic biological platforms, as it has been over the last four (4) years, eliminates this security holding by MDB Holdings of Invizyne as an “investment security.”

Therefore, MDB Holdings currently is relying on the exemption afforded by Section 3(b)(1) of the Investment Company Act as to its holdings of Public Ventures, PatentVest and MDB Management. Each of the subsidiaries is an active, controlled business engaged in businesses other than investing, reinvesting, owning, holding or trading securities. Public Ventures is a broker dealer registered with the Securities and Exchange Commission, and its business is exempt from the Investment Company Act under Section 3(c)(2)(A). MDB Holdings does not hold itself out as investing, reinvesting, owning, holdings or trading in securities.

MDB Holdings intends to run its business as above described. The operational plan is to have ownership only of companies in which it has a significant ownership interest that are controlled by MDB Capital Holdings. The controlled companies will have businesses other than investing, reinvesting, owning, holdings or trading in securities, and are not investment companies or companies relying on exemptions under Sections 3(c)(1) or 3(c)(7) of the Investment Company Act. Or in the case of the continuing ownership of Public Ventures it will be exempt from the Investment Company Act under Section 3(c)(2)(A) of the Investment Company Act.

To the extent MDB Holdings holds ownership of development stage companies, it has in the past and intends for the future not to hold itself out as an investment company. Its directors and officers will be actively engaged in operating businesses, at the holding company level and the subsidiary level. The nature of its current assets are wholly owned or majority owned operating businesses. The primary sources of current income will be the revenues of Public Ventures and PatentVest.

In consideration of the Staff comments on the initial filing of the Form S-1, the Company has made edits in its filing as reflected in Amendment No. 1 to the registration statement on Form S-1, to emphasize how it is not an investment company, it does not hold itself out to be an investment company, and its operations are those of a holding company with several operating subsidiaries. The Company has also iterated that it seeks value creation and value realization by any number of methods, continuing to hold and operate a subsidiary company, facilitating an IPO, licensing technology, seeking a joint venture or partner enterprise, selling assets or engaging in a merger transaction.

Securities and Exchange Commission

December 28, 2022

26.	We note your disclosure on page 34 and page 3 of the selling shareholders prospectus that selling shareholders may sell their shares at prevailing market prices or privately negotiated prices. Please revise your disclosure to clarify that selling shareholders must sell at fixed prices until a market develops and then they may sell at prevailing market prices or negotiated prices.

Response:

The selling shareholder prospectus cover has been changed to indicate that initially they may sell their shares into the public securities market only at the fixed price of $12.00, until there is an established market when they can then sell their shares at market prices.

27.	We note that you are a limited liability company but appear to be registering common stock instead of units of the limited liability company. We also note your references to units on page 89 in the material tax consequences section and references to the K-1 report on page 89, which are consistent with your limited liability company structure. Please tell us why you are registering common stock and file your organizational documents as exhibits to the registration statement for our review.

Response:

Under Delaware law, there is no limitation on how a limited liability company might denominate their membership interests. The Company has determined to denominate the membership interests as class A common shares and class B common shares. The designation of “shares” is not an uncommon term to be used for a limited liability company. The Company has not called its units “common stock.”

There have been other publicly registered companies that are limited liability companies that have registered “shares.” For example CNL Strategic Capital, LLC.

The Company has clarified the references in the sections relating to taxation treatment of the shares and the tax reporting documentation.

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Securities and Exchange Commission

December 28, 2022

The Company understands that its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Christopher Marlett,
Chief Executive Officer

Mo Hayat,
Chief of Entrepreneurship & Operations